Exhibit (a)(1)(G)

FORM OF NOTICE TO ELIGIBLE PARTICIPANTS

REGARDING EXPIRATION OF OFFER PERIOD

To:	Eligible Participants

From:	optionexchange@equitybenefits.com

Date:

Subject:	Expiration of Exchange Program

As of 5:00 p.m., Eastern Time, on July 14, 2016, we closed The KEYW Holding Corporation’s offer to exchange certain outstanding options for restricted stock units (the “Exchange Program”). If you were an eligible participant who properly elected to participate in the Exchange Program by exchanging some or all of your eligible option grants and did so by the deadline, your elected eligible option grants have been accepted for participation in the Exchange Program. Such options have been cancelled and you no longer have any rights with respect to those options. You will be granted restricted stock units in exchange for the cancelled options, in accordance with the terms and conditions of the Exchange Program.

As described in the Exchange Program documents, you will receive restricted stock unit agreement(s) for the restricted stock units that have been granted to you in exchange for your properly tendered and cancelled options.

If you have any questions, please contact KEYW’s Corporate Secretary by email at optionexchange@keywcorp.com or by phone at (443) 733-1600.

The Exchange Program is being made pursuant to the terms and conditions set forth in the KEYW Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission are available to you free of charge on this website or www.sec.gov. You should read these written materials carefully because they contain important information about the Exchange Program, including risks related thereto.